Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED
AUGUST 31, 2012
(UNAUDITED)

NOTICE TO READER

The accompanying unaudited condensed interim consolidated financial statements of Grandview Gold Inc. (the "Company") have been prepared by and are the responsibility of management. The unaudited condensed interim consolidated financial statements have not been reviewed by the Company's auditors.

Grandview Gold Inc.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)
(Unaudited)

	August 31,	May 31,
As at	2012	2012
Assets
Current
Cash and cash equivalents	$82,662	$137,752
Short term investments (Note 3)	25,600	25,537
HST and sundry receivable	56,777	96,563
Prepaid expenses	9,900	15,980
Total current assets	174,939	275,832
Mining interests (Note 4)	5,228,494	5,225,781
Total assets	$5,403,433	$5,501,613
Liabilities
Current
Accounts payable and accrued liabilities	$57,973	$107,262
Total liabilities	57,973	107,262
Shareholders' equity	5,345,460	5,394,351
Total liabilities and shareholders' equity	$5,403,433	$5,501,613

Nature of operations and going concern (Note 1)
Commitments (Note 12)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Approved by the Board of Directors:

           "Paul T. Sargeant"
                   Director

            "Richard Brown"
                 Director

Grandview Gold Inc.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
(Expressed in Canadian Dollars)
(Unaudited)

	Three Months Ended
	August 31,
	2012	2011

Expenses
General and administration (Note 11)	$48,954	$82,397

Operating loss	(48,954)	(82,397)
Interest income	63	84

Net loss and comprehensive loss for the period	$(48,891)	$(82,313)

Loss per share - basic and diluted (Note 8)	$(0.00)	$(0.00)

Weighted average number of shares outstanding	81,163,032	81,163,032

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Grandview Gold Inc.
Condensed Interim Consolidated Statements of Changes in Shareholders' Equity
(Expressed in Canadian Dollars)
(Unaudited)

		Reserves

			Equity Settled
			Share Based
	Share	Warrant	Payments
	Capital	Reserve	Reserve	Deficit	Total
	(Note 5)	(Note 6)	(Note 7)
Balance, May 31, 2011	$16,533,842	$1,509,367	$8,982,005	$(21,382,046)	$5,643,168
Net loss for the period	-	-	-	(82,313)	(82,313)

Balance, August 31, 2011	$16,533,842	$1,509,367	$8,982,005	$(21,464,359)	$5,560,855

		Reserves

			Equity Settled
			Share Based
	Share	Warrant	Payments
	Capital	Reserve	Reserve	Deficit	Total
	(Note 5)	(Note 6)	(Note 7)
Balance, May 31, 2012	$16,533,842	$1,701,366	$8,982,005	$(21,822,862)	$5,394,351
Net loss for the period	-	-	-	(48,891)	(48,891)

Balance, August 31, 2012	$16,533,842	$1,701,366	$8,982,005	$(21,871,753)	$5,345,460

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Grandview Gold Inc.
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

	Three Months Ended
	August 31,
	2012	2011

Cash flows used in operating activities

Net loss for the period	$(48,891)	$(82,313)
Accrued interest	(63)	(63)
Net change in non-cash working capital:
HST and sundry receivables	39,786	(55,993)
Prepaid expenses	6,080	3,316
Accounts payable and accrued liabilities	(49,289)	(10,613)

Cash flows used in operating activities	(52,377)	(145,666)

Cash flows used in investing activities
Mineral property expenditures	(2,713)	(413,713)

Change in cash and cash equivalents during the period	(55,090)	(559,379)

Cash and cash equivalents, beginning of period	137,752	1,177,679

Cash and cash equivalents, end of period	$82,662	$618,300

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Grandview Gold Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
Three Months Ended August 31, 2012
(Unaudited)

1.	Nature of Operations and Going Concern

Grandview Gold Inc. (the "Company" or "Grandview") is a gold exploration company focused on exploring and developing gold properties in gold camps of North and South America. The Company was incorporated under the laws of the Province of Ontario. To date, the Company has not earned significant revenues from gold exploration and is considered to be in the exploration stage.

These unaudited condensed interim consolidated financial statements were prepared on a going concern basis of presentation, which assumes that the Company will continue operations for the foreseeable future and be able to realize the carrying value of its assets and discharge its liabilities and commitments in the normal course of business. To date, the Company has not earned revenue and has an accumulated deficit of $21,871,753. The Company’s ability to continue as a going concern is dependent upon its ability to obtain additional financing and or achieve profitable operations in the future. Management is aware, in making its assessment, of material uncertainties related to events or conditions that cast substantial doubt upon the Company's ability to continue as a going concern, as described in the following paragraph. These condensed interim consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. These adjustments could be material.

Management is actively pursuing funding options, being financing and alternative funding options, required to meet the Company's requirements on an ongoing basis. During the last 12 months, the financial market climate has been very difficult for junior mining companies, such as Grandview. In addition, a local community in Peru has not granted permission to the Company to begin exploration or development of the Giulianita property. In June 2011, exploration activity, work commitments and payments under the Option agreement were suspended until the local community delivers key surface access rights to allow the Company to carry out advanced exploration and development plans on the property. The Company has resubmitted a request proposal to the community and is awaiting their response. The Company is working on a plan to restart financing and work programs when appropriate. To meet the challenges of the current climate in the financial markets, the Company is minimizing its expenditures.

The Company has plans in place for it to be successful in obtaining financing. The majority of the Company's expenses at this stage of operations are discretionary and subject to change. Nevertheless, there is no assurance that these initiatives will be successful or sufficient.

The TSX is reviewing the common shares of the Company with respect to meeting the continued listing requirements. The Company has been granted 120 days in which to regain compliance with these requirements, pursuant to the Remedial Review Process. The Company is reviewing its options and will update the shareholders on the status of the review once the TSX makes a definitive assessment.

As at August 31, 2012, the Company had cash and cash equivalents of $82,662 (May 31, 2012 - $137,752) and working capital of $116,966 (May 31, 2012 - $168,570) which is sufficient to pay accounts payable and accrued liabilities of $57,973 (May 31, 2012 - $107,262) and 2013 projected expenditures.

2.	Significant Accounting Policies

Statement of compliance

The Company applies International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by IASB and interpretations issued by IFRIC.

Grandview Gold Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
Three Months Ended August 31, 2012
(Unaudited)

2.	Significant Accounting Policies (Continued)

Statement of compliance (Continued)

The policies applied in these condensed interim consolidated financial statements are based on IFRSs issued and outstanding as of October 5, 2012, the date the Board of Directors approved the statements. The same accounting policies and methods of computation are followed in these condensed interim consolidated financial statements as compared with the most recent annual financial statements as at and for the year ended May 31, 2012. Any subsequent changes to IFRS that are given effect in the Company’s annual financial statements for the year ending May 31, 2013 could result in restatement of these condensed interim financial statements.

New standards not yet adopted and interpretations issued but not yet effective

There are no relevant changes in accounting standards applicable to future periods other than as disclosed in the most recent annual consolidated statements as at and for the year ended May 31, 2012.

3.	Short Term Investments

As of August 31, 2012, the Company has $25,000 (May 31, 2012 - $25,000) invested in cashable guaranteed investment certificates, bearing interest at 1%. As at August 31, 2012 and May 31, 2012, the Company had accrued, $600 and $537 respectively as interest receivable on its short term investments.

4.	Mining Interests

As of August 31, 2012, accumulated costs with respect to the Company's interest in mineral properties, consisted of the following:

Mining interests
Balance, May 31, 2011	$4,568,757
Additions	413,713
Balance, August 31, 2011	4,982,470
Additions	243,311
Balance, May 31, 2012	5,225,781
Additions	2,713
Balance, August 31, 2012	$5,228,494

Grandview Gold Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
Three Months Ended August 31, 2012
(Unaudited)

5.	Share Capital

	(a)	Authorized

Unlimited number of common shares

Unlimited number of preference shares. The preference shares are without par value, redeemable, voting, non-participating, and are convertible into common shares at the rate of one common share for five preference shares (none currently issued and outstanding).

(b)	Issued

	Number
	of Common
	Shares	Amount

Balance, May 31, 2011, August 31, 2011, May 31, 2012 and August 31, 2012	81,163,032	$16,533,842

6.	Warrants

	Number of	Weighted Average
	Warrants	Exercise Price

Balance, May 31, 2011, August 31, 2011, May 31, 2012 and August 31, 2012	31,304,996	$0.13

The following are the warrants outstanding at August 31, 2012:

	Number of	Fair	Exercise	Expiry
	Warrants	Value	Price	Date

(i)	26,666,665	$1,631,999	$0.12	December 3, 2012
	4,033,332	43,776	0.18	December 30, 2012
	604,999	25,591	0.08	December 21, 2012

	31,304,996	$1,701,366	$0.13

Grandview Gold Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
Three Months Ended August 31, 2012
(Unaudited)

6.	Warrants (Continued)

(i)

On November 28, 2011, the Company extended the term of the 26,666,665 warrants issued by the Company on December 3, 2009. The Warrants, which were scheduled to expire on December 3, 2011, will now expire on December 3, 2012. The extension increased the fair value of the warrants by $191,999 as estimated by the difference between the fair value of the modified warrants and that of the original warrants as at the date of the approval of the extension using the Black-Scholes option pricing model with the following assumptions for the modified warrants: dividend yield of 0%; expected volatility of 118%; risk-free interest rate of 0.98% and an expected average life of 1.01 years and with the following assumptions for the original warrants: dividend yield of 0%; expected volatility of 226%; risk-free interest rate of 0.98% and an expected average life of 0.01 years.

7.	Stock Options

The Company maintains an employee stock option plan under which the Board of Directors, or a committee appointed for such purpose, may from time to time grant to employees, officers, directors or consultants of the Company, options to acquire common shares in such numbers, for such terms and at such exercise prices, as may be determined by the Board of Directors or such committee.

The stock option plan provides that the maximum number of common shares in the capital of the Company that may be reserved for issuance for all purposes under the stock option plan shall be equal to 10% of the total issued and outstanding common shares and that the maximum number of common shares which may be reserved for issuance to any one optionee pursuant to share options may not exceed 5% of the common shares outstanding at the time of grant.

The options are valid for a maximum of 5 years from the date of issue and the normal vesting term is 1/4 immediately and 1/4 after 3, 6 and 9 month period from the date of grant. Grandview uses the graded vesting method

The following is continuity of stock options:

	Number of	Weighted Average
	of Stock Options	Exercise Price

Balance, May 31, 2011 and August 31, 2011	5,250,000	$0.33

	Number of	Weighted Average
	of Stock Options	Exercise Price

Balance, May 31, 2012 and August 31, 2012	4,100,000	$0.31

Grandview Gold Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
Three Months Ended August 31, 2012
(Unaudited)

7.	Stock Options (Continued)

The following are the stock options outstanding and exercisable at August 31, 2012:

	Options outstanding				Options exercisable
			Weighted
			average				Weighted
			remaining	Weighted			average
	Number		contractual	average	Number		exercise
Expiry Date	of Options		life	exercise price	of options		price

September 27, 2012	1,200,000	(1)	0.07	$0.68	1,200,000	(1)	$0.68
June 23, 2014	2,000,000		1.81	0.15	2,000,000		0.15
December 9, 2014	900,000		2.27	0.15	900,000		0.15

	4,100,000		1.40 years	$0.31	4,100,000		$0.31

(1) Subsequent to September 27, 2012, the options expired unexercised.

8.	Basic and Diluted Loss Per Share

	Three Months Ended
	August 31,	August 31,
	2012	2011

Numerator for basic loss per share	$(48,891)	$(82,313)

Numerator for diluted loss per share	$(48,891)	$(82,313)

Denominator for basic loss per share
Weighted average number of common shares	81,163,032	81,163,032

Denominator for diluted loss per share
Weighted average number of common shares	81,163,032	81,163,032

Basic loss per share	$(0.00)	$(0.00)

Diluted loss per share	$(0.00)	$(0.00)

Diluted loss per share reflects the maximum possible dilution from the potential exercise of outstanding stock options and warrants and the conversion of convertible securities. However, the effect of outstanding warrants and stock options has not been included for periods with net losses as the effect would be anti- dilutive.

9.	Segmented Information

The Company's operations comprise a single reporting operating segment engaged in mineral exploration, which is consistent with the internal reporting reviewed by the Chief Operating Decision Maker, which is determined to the be the CEO. The Company's single operating segment is separated by geographic location.

Grandview Gold Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
Three Months Ended August 31, 2012
(Unaudited)

9.	Segmented Information (Continued)

The Company's non-current assets by geographic location are:

	August 31,	May 31,
	2012	2012

Canada	$4,534,876	$4,534,039
Peru	693,618	691,742

Total non-current assets	$5,228,494	$5,225,781

The Company's loss and comprehensive loss by geographic location are:

	Three Months Ended
	August 31,	August 31,
	2012	2011

Canada	$66,903	$47,704
Peru	(18,012)	34,609

Total loss and comprehensive loss	$48,891	$82,313

10.	Related Party Transactions

		Three Months Ended
		August 31,	August 31,
	Notes	2012	2011

Doublewood Consulting Inc.	(i)	$15,000 $	33,125
7346034 Canada Corporation	(ii)	-	9,000
Marrelli Support Services Inc.	(iii)	12,606	-

i)

For the three months ended August 31, 2012, $15,000 (three months ended August 31, 2011 - $33,125) was paid to the President and CEO of the Company for consulting services. Included in this amount was $nil (three months ended August 31, 2011 - $25,125) capitalized to mining interests.

ii)

For the three months ended August 31, 2012, $nil (three months ended August 31, 2011 - $9,000) in consulting fees was paid or accrued to the former Chief Financial Officer or a company controlled by the former Chief Financial Officer.

iii)

For the three months ended August 31, 2012, $12,606 (three months ended August 31, 2011 - $nil) in consulting and professional fees was paid or accrued to the current Chief Financial Officer or a company controlled by the current Chief Financial Officer. Included in accounts payable as at August 31, 2012 is $13,765 (May 31, 2012 - $2,471) in relation to consulting and professional services rendered.

Grandview Gold Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
Three Months Ended August 31, 2012
(Unaudited)

10.	Related Party Transactions (Continued)

These transactions were in the normal course of operations and were measured at fair value.

There was no other remuneration of Directors or key management personnel (determined to be the Chief Executive Officer and Chief Financial Officer) for the three months ended August 31, 2012 (three months ended August 31, 2011 - $nil), except as noted above. The board of directors and select officers do not have employment or services contracts with the Company. Directors are entitled to director fees and stock options for their services and officers are entitled to stock options for their services.

11.	General and Administration Expenses

	Three Months Ended
	August 31,	August 31,
	2012	2011

Investor relations, business development and reporting issuer costs	$12,086	$13,495
Professional fees	8,356	5,622
Management and consulting services	21,000	20,000
Office and administration	7,512	43,280

	$48,954	$82,397

12.	Commitments

On July 2, 2009, a binding Memorandum of Understanding (the “Memorandum”) was signed with a private Peruvian Group which granted a two-stage option (the "Option") to acquire up to a 100% interest in a property located in the Suyo District, Ayabaca Province, Piura Department, Peru (the “Guilianita”). The Option provided the Company with a right to earn an 80% interest in Guilianita by (i) making a US$20,000 cash payment on signing of the Memorandum; (ii) incurring CAD $1.4 million in exploration and development expenditures; and (iii) issuing a total of two million common shares of the Company over a three year period. (issued - 200,000 common shares).

The Option also allowed the Company to acquire the remaining 20% subject to it making an additional payment of US$300,000 (CAD$295,890) and issuing a further 250,000 common shares of the Company prior to the third anniversary of the date of the Memorandum.

To date, the local community has not granted permission to the Company to begin exploration or development of the Giulianita property. In June 2011, exploration activity was suspended until the local community delivers key surface access rights (the "Rights") to allow the Company to carry out advanced exploration and development plans on the property. Work and payment commitments under the Option agreement have also been suspended. The Company has resubmitted a request proposal to the community and is awaiting their response. The Company is working on a plan to restart financing and work programs.

Grandview Gold Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
Three Months Ended August 31, 2012
(Unaudited)

12.	Commitments (Continued)

On August 18, 2012, the Company finalized an amendment (the "Amendment") to the Memorandum dated July 2, 2009. As per the Amendment, the terms of the Memorandum are suspended until an agreement is reached with the local community to grant the Company the necessary Rights. At such time that the Company is granted the Rights, the terms of the Memorandum will resume. If the Company has not received the Rights by May 31, 2013, it will relinquish its interest in the property and will be released from any obligations under the terms of the Memorandum.